UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File No. 000-26719
Mercantile Bank of Michigan 401(k) Plan
Mercantile Bank Corporation
310 Leonard Street, NW
Grand Rapids, Michigan 49504
(616) 406-3000

Mercantile Bank of Michigan
401(k) Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Mercantile Bank of Michigan 401(k) Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator of
     Mercantile Bank of Michigan 401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
June 24, 2009

Mercantile Bank of Michigan
401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets
Investments, at fair value (Note 3 and 4):
Mutual funds	$5,805,794	$9,352,295
Common stock — securities of employer (Note 5)	1,417,163	2,895,369
Common/collective trust (Note 2)	506,029	481,868
Money market fund	737	892
Participant loans	142,872	154,091

Total investments	7,872,595	12,884,515
Cash	80,572	19,902

Net Assets Available for Benefits, at Fair Value	7,953,167	12,904,417

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	27,645	3,778

Net Assets Available for Benefits	$7,980,812	$12,908,195

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2008	2007

Additions
Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(6,488,719)	$(3,660,702)
Interest	10,206	11,254
Dividends — cash	346,745	839,125

Total investment loss	(6,131,768)	(2,810,323)

Contributions:
Employer	810,053	747,421
Employee	1,330,448	1,249,677
Rollover	307,097	233,051

Total contributions	2,447,598	2,230,149

Total Additions	(3,684,170)	(580,174)

Deductions
Benefits paid to participants	1,212,423	985,148
Deemed distributions	26,939	—
Administrative expense	3,851	3,320

Total Deductions	1,243,213	988,468

Net decrease	(4,927,383)	(1,568,642)

Net Assets Available for Benefits, beginning of year	12,908,195	14,476,837

Net Assets Available for Benefits, end of year	$7,980,812	$12,908,195

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

1.	Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also roll over account balances from other qualified defined benefit or defined contribution plans into their account. Effective January 1, 2008, participants may elect to make Roth deferral contributions.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution, which is a percentage of the participant’s elective contribution for the year. In 2008 and 2007, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Effective March 27, 2009, the Bank suspended the employer matching contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates in effect as of December 31, 2008 ranged from 4.0% to 8.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence, in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan sponsor.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. As of January 1, 2008, the Plan has adopted SFAS No. 157. See Note 4, Fair Value Measurements. There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2008 and 2007, approximately 18% and 22%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds and Mercantile Bank Corporation common stock are based on quoted market prices on the last day of the Plan year. The Plan invests in investment contracts through a common collective trust (CCT). Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

of the Plan. The fair value of the Plan’s interest in the CCT is based on audited information reported by the issuer at year-end. The contract value of the CCT represents contributions plus earnings, less participant withdrawals and administrative expenses. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.	Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

December 31,	2008	2007

Mutual funds
American Funds Growth Fund of America	$991,658	$1,738,142
Mutual Beacon Fund	594,864	1,388,269
American Funds Europacific Growth Fund	757,171	1,286,040
American Funds Cap World Growth & Income	558,390	1,061,085
Federated Kaufman Fund	547,097	868,914
Royce Value Fund	506,702	689,493
American Funds Investment Company of America	484,151	678,763
PIMCO Total Return	578,795	*
Union Bond & Trust Co. Stable Value Fund**	533,674	*
Common stock
Mercantile Bank Corporation	1,417,163	2,895,369

*	Below 5% of net assets available for benefits.

**	The Union Bond & Trust Company Stable Value Fund is listed above at contract value.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

December 31,	2008	2007

Mutual funds	$(3,600,252)	$117,018
Common/collective trust	17,809	13,960
Common stock	(2,906,276)	(3,791,680)

Net depreciation in fair value of investments	$(6,488,719)	$(3,660,702)

4.	Fair Value Measurements

As of January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

The following table sets forth, by level within the fair value hierarchy, the Plan investment assets at fair value, as of December 31, 2008.

	Investments at Fair Value
	As of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$5,805,794	$—	$—	$5,805,794
Common stock	1,417,163	—	—	1,417,163
Common/collective trust	—	506,029	—	506,029
Money market fund	737	—	—	737
Participant loans	—	142,872	—	142,872

Total Investments at Fair Value	$7,223,694	$648,901	$—	$7,872,595

5.	Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company. Schwab is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 329,573 and 186,798 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2008 and 2007, respectively, represent approximately 3.84% and 2.2% of the Corporation’s outstanding shares as of December 31, 2008 and 2007, respectively.

Cash dividends of $76,801 and $102,061 were paid to the Plan by Mercantile Bank Corporation during 2008 and 2007, respectively. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2007. As a result of this stock dividend,

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements

Mercantile Bank Corporation issued 8,711 additional shares of Mercantile Bank Corporation common stock to the Plan in 2007.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated June 1, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated effective January 1, 2008 and the Bank has applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

8.	Change in Trustee

Gerald R. Johnson, Jr. resigned as Trustee of the Mercantile Bank of Michigan 401(k) Plan on June 20, 2007. Lonna L. Wiersma became the successor Trustee of the Plan effective June 21, 2007.

Mercantile Bank of Michigan
401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 38-3360868
Plan Number: 001
December 31, 2008

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate
	Identity of Issuer, Borrower, Lessor	of Interest, Collateral, Par or	(d)		(e)
(a)	or Similar Party	Maturity Value	Cost		Current Value

	Mutual funds
	American Funds Cap World Growth & Income	21,119 shares	*	*	$558,390
	Eaton Vance Emerging Markets Fund	18,963 shares	*	*	215,613
	American Funds Europacific Growth Fund	27,474 shares	*	*	757,171
	Federated Kaufman Fund	151,971 shares	*	*	547,097
	Franklin Income Fund	180,836 shares	*	*	301,995
	American Funds Growth Fund of America	49,092 shares	*	*	991,659
	American Funds Investment Co. of America	23,143 shares	*	*	484,151
	Mutual Beacon Fund	66,170 shares	*	*	594,864
	PIMCO High Yield Fund	14,005 shares	*	*	93,691
	PIMCO Total Return Fund	57,080 shares	*	*	578,795
	Royce Value Fund	72,386 shares	*	*	506,702
	VanGuard 500 Index Fund	2,114 shares	*	*	175,666

	Total mutual funds				5,805,794

	Common stock
*	Mercantile Bank Corporation	329,573 shares	*	*	1,417,163

	Common/collective trust
	Union Bond & Trust Stable Value Fund	24,646 shares	*	*	533,674

	Money market fund
*	Schwab Value Advantage Fund	737 shares	*	*	737

*	Participant loans	(4.0 % to 8.25%)	—		142,872

	Cash				80,572
	Total Assets				$7,980,812

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan
Date: June 24, 2009	By:	/s/ Lonna L. Wiersma
Lonna L. Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm